UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017 or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from         to

Commission file number: 001-15254

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES' SAVINGS PLAN

Suite 3300, 1100 Louisiana Street, Houston, Texas 77002-5216
(Full title of the plan and the address of the plan)
___________________________

ENBRIDGE INC.

200, 425-1st Street S.W., Calgary, Alberta, Canada T2P 3L8
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES' SAVINGS PLAN

INDEPENDENT AUDITORS' REPORT, PLAN FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2017 AND 2016

Page
INDEPENDENT AUDITORS' REPORT	4

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7

SUPPLEMENTARY INFORMATION
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
Enbridge Employee Services, Inc. Employees’ Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of the Enbridge Employee Services, Inc. Employees’ Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2017, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing audit procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplementary information of Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP

Houston, Texas
June 27, 2018

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES' SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2017	2016
(thousands of dollars)
Assets
Investments, at fair value	492,893	462,834
Notes receivable from participants	8,562	8,385
Cash	18	289
	501,473	471,508
Net assets available for benefits	501,473	471,508
The accompanying notes are an integral part of these financial statements.

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,	2017
(thousands of dollars)
Additions
Investment income
Net appreciation in fair value of investments	20,815
Dividends	18,284
39,099
Interest income on notes receivable from participants	363

Contributions
Participant	18,382
Employer	9,301
Rollover	1,410
29,093
68,555

Deductions
Benefits paid to participants	38,438
Administrative expenses	152
38,590

Change in net assets available for benefits during the year	29,965

Net assets available for benefits, beginning of year	471,508
Net assets available for benefits, end of year	501,473
The accompanying notes are an integral part of these financial statements.

NOTES TO THE PLAN FINANCIAL STATEMENTS
December 31, 2017 AND 2016

1.	DESCRIPTION OF PLAN

The Enbridge Employee Services, Inc. Employees’ Savings Plan (the Plan) is a defined contribution plan. For complete information, reference should be made to the Plan Document.

PARTICIPATION AND PURPOSE
The Plan is sponsored and administered by Enbridge Employee Services, Inc. (the Company or Sponsor or Administrator) and is advised by the U.S. Pension Administration Committee of the Pension Committee of Enbridge Inc. (Enbridge), the Company's parent (PAC). T. Rowe Price Trust Company (T. Rowe or Trustee), is the record keeper of the Plan as established by the Company.

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-term financial security through employee contributions, matching contributions from the Company, and investments among certain investment funds, one of which provides an investment interest in Enbridge common stock. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

All regular employees of the Company are eligible to elect participation in the Plan immediately upon hire with participation commencing from the effective date of the election. Temporary employees, who are classified as laborers, are eligible to make plan contributions on the earlier of (i) the first day of the month following the completion of a year of vesting service or (ii) the date upon which the employee begins filling a full- time or part-time established position with the Company or a Participating Affiliate, as defined in the Plan Document.

CONTRIBUTIONS
All contributions made to the Plan are invested by the Trustee, as directed by participants, as they are received from the Company. Participants are entitled to make pre-tax and after-tax Roth contributions to the Plan by electing to contribute a specified percentage of their compensation, up to 50%, but in no event in excess of the statutory maximum contribution amount, which for 2017 was $18,000. For 2017 the statutory maximum amount can be increased by the “catch-up” contribution amount of $6,000 for anyone who attained age 50 or older during the year.

Participant contributions are invested at the discretion of each participant in one or more of the Plan’s investment options. If a participant fails to make an investment election, contributions are invested in the target-date retirement fund that corresponds to the participant’s age. Eligible employees participate in the Plan either through self-election of a deferral percentage or through automatic enrollment into the Plan at a 5% deferral, provided that the employee did not opt out of such election as specified in the Plan document. Such deferral elections represent a portion of participants' salary that would otherwise be payable to participants. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the IRC. All matching contributions are made to the Trustee in the investment election selected by the employee, or in a target-date retirement fund if no investment election has been made.

The Company matching amount shall be equal to 100% of the sum of the participant's 401(k) pre-tax contribution and Roth contribution, limited to a maximum allowable percentage of 5% of their credited compensation. Additionally, each participant who is eligible to make “catch-up” contributions may also elect to have all or any portion of such “catch-up” contributions designated as pre-tax or Roth “catch-up” contributions. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the IRC. Lastly, the Trustee will accept rollover contributions from a participant who is entitled to receive a distribution from a designated pre-tax or Roth deferral account under another qualified savings plan contributions program.

ROLLOVER CONTRIBUTIONS TO THE PLAN
Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts.

PARTICIPANT ACCOUNTS
The amount contributed by a participant is allocated to the participant’s pre-tax contribution account or Roth contribution account maintained under the Plan as of the date during the Plan year on which the amount is deducted and withheld from the participant’s credited compensation, but for purposes of allocating income or losses, the pre-tax contributions or Roth contributions are credited as of the date received by the Trustee.

FORFEITED ACCOUNTS
The non-vested portion of the participant’s accounts shall become a forfeiture as of the earlier of (i) the date of distribution of the participant’s vested accounts, or (ii) the date the participant incurs five consecutive one-year periods of severance. As of December 31, 2017 and 2016, the Plan had a balance of $134,000 and $18,000, respectively, in the forfeited non-vested accounts. During 2017 there were withdrawals of $286,000 from the forfeited accounts to reduce Company contributions.

VESTING AND PAYMENT OF BENEFITS
Company matching contributions are fully vested after the completion of three years of service.

Upon retirement or termination of employment, a participant may elect to receive the value of the participant’s account in any of the following forms of distribution: (i) a single distribution; (ii) two or more installments over a period elected by the participant; or (iii) in two or more partial withdrawals, any one of which may be no less than $1,000 and which may be taken no more frequently than once each calendar month. Distributions must commence no later than the required commencement date as set forth in the Plan.

The Plan also permits withdrawals of pre-tax elective deferral contributions in the event of a hardship. Hardship for this purpose is defined as an immediate and heavy financial need that cannot be satisfied from other sources and that is for the payment of: (i) medical expenses; (ii) purchase of a principal residence; (iii) tuition and related fees for a year of post-secondary education; (iv) amounts necessary to prevent the eviction of the participant or the foreclosure of the mortgage on the participant’s primary residence; (v) burial or funeral expenses; and (vi) certain expenses for the repair of damage to a principal residence.

NOTES RECEIVABLE FROM PARTICIPANTS
Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or (2) 50% of their account balances. A loan is secured by the balance in the participant’s account and bears interest at a rate of 1% above the prime rate as of the first business day of the month in which the loan is to be funded. Loans are to be repaid by payroll deduction over a period not to exceed five years as elected by the participant. Participants may have no more than two loans outstanding. Upon termination of employment, a participant may continue to repay the loan by personal check each month. If a participant fails to repay a loan according to its terms, the Trustee will declare the loan in default and, if the participant is entitled to receive a distribution from the Plan, the participant will be considered as receiving a distribution in the amount of the outstanding balance on the loan and, if the participant is not entitled to a distribution, the participant will receive a “deemed distribution” in the amount of the outstanding balance, including interest on the loan. The Plan had no material deemed distributions for the year ended December 31, 2017. The balance of the deemed distributions at December 31, 2017 and 2016 were $514,000 and $499,000, respectively. The notes receivable from participants outstanding at December 31, 2017 and 2016 were $8,562,000 and $8,385,000, respectively. The interest rates charged to participants for outstanding loans were between 4.25% to 5.25% for the year ended December 31, 2017.

PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants’ accounts will be distributed as permitted by law.

FUTURE PLAN CHANGES
On October 2, 2017 certain key changes to the Plan which will be effective January 1, 2018 were communicated to existing and eligible Plan participants.  The maximum Company matching contribution will increase from 5% to 6% of eligible earnings and Company matching contributions will vest immediately instead of after the completion of three years of service.

2.	SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
These financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP). Amounts are stated in United States dollars unless otherwise noted.

USE OF ESTIMATES
The preparation of financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES
The Plan investments comprise various instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

INVESTMENT VALUATION AND INCOME RECOGNITION
The Plan’s investments are stated at fair value maximizing the use of observable inputs and minimizing the use of unobservable inputs. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Plan categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 1
Inputs to the valuation methodology are quoted unadjusted prices for identical assets in active markets. An active market is considered to be a market where transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets in active markets, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument. This category includes those assets and liabilities that the Plan values using models or other valuation methodologies derived from observable market data. These models are primarily industry-standard models that consider various inputs including: (i) quoted prices for assets and liabilities; (ii) time value; (iii) volatility factors; and (iv) current market and contractual prices for the underlying instruments, as well as other relevant economic measures.
Substantially all of these inputs are observable in the marketplace throughout the full term of the assets and liabilities, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace.

Level 3
Inputs to the valuation methodology are less observable, unavailable or where the observable data does support a significant portion of the asset or liabilities fair value. The Plan may also use these inputs with internally developed methodologies that result in its best estimate of the fair value. In most instances, the observable data is not available to validate the inputs used to measure fair value. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded to participant accounts on the dividend payment date.

Management fees and operating expenses charged to the Plan for investments in the common stock funds or stable value trust funds and registered investment funds are either paid from the fund balance or deducted from income earned on a daily basis, and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for these investments.

ADMINISTRATIVE EXPENSES
Administrative expenses of the Plan are paid by the Plan or the Company as provided in the Plan document.
Former employees who have account balances remaining under the Plan at any point during the calendar year (and alternate payees under any qualified domestic relations order) are charged with a portion of the Plan’s record keeping expenses; the fee is $45 per year, which is generally deducted on a quarterly basis at $11.25 per quarter. However, for the year in which such a participant or alternate payee takes a final distribution from the Plan, $45 minus the quarterly amounts that have already been deducted for the year from such individual’s account (or paid by the Company if, for example, the terminated participant was an active employee for a full quarter) is deducted at the time the distribution is taken. Active employees and participants who terminated due to disability are not charged with such expenses.

An administrative fee is also charged to the account of a participant who takes a loan. Administrative expenses other than these record keeping and loan related expenses are generally paid by the Company.

NOTES RECEIVABLE FROM PARTICIPANTS
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

PAYMENT OF BENEFITS
Benefit payments to participants are recorded upon distribution.

3. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Transactions with the Trustee and the funds they manage qualify as party-in-interest transactions. Investment management fees and operating fees paid by the Plan were included as a reduction of the return earned on each fund. Administrative fees paid by the Plan were $152,000 for the year ended December 31, 2017.

Included in the Plan's investments are shares of common stock of Enbridge. Transactions in shares of Enbridge Inc common stock quality as party-in-interest transactions. At December 31, 2017 and 2016, the Plan held 4.64 million and 4.61 million shares, respectively, of Enbridge Inc common stock with a cost basis of $139,555,000 and $132,629,000, respectively. During the year ended December 31, 2017, the Plan recorded related dividend income of $8,500,000.

Additionally, the Plan maintains participant loans (see Note 1).

4. FEDERAL INCOME TAX STATUS
The Internal Revenue Service issued a favorable tax determination letter to the Plan on March 15, 2018, covering plan amendments through January 23, 2017. US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2017, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in these financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

5. FAIR VALUE MEASUREMENTS
Assets are fair valued by maximizing the use of observable inputs and minimizing the use of unobservable inputs. Fair value is the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date.

The following is a description of the valuation methodologies used for assets measured at fair value:
Common stock
The market value of the common stock of Enbridge is based on the closing market price of the common stock on the New York Stock Exchange on the last business day of the Plan's fiscal year times the number of shares held.

Registered investment funds
Shares of the registered investment funds are valued at quoted market prices.

Common collective trust funds
Investments in common collective trust funds are stated at fair value, which has been determined based on the net asset value of the funds. Net asset values are determined by the organization sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at each valuation date. In accordance with ASU 2015-07, common collective investment trusts have not been classified in the fair value hierarchy.

Stable value trust fund
The T. Rowe Price Stable Value Trust Fund is stated at fair value using NAV as a practical expedient. Units are issued and redeemed daily at the fund’s constant NAV of $1 per unit. It is the policy of the fund to use its best efforts to maintain a stable NAV of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

	2017				2016
December 31,	Level 1[1]	Level 2[2]	Level 3[3]	Total	Level 1[1]	Level 2[2]	Level 3[3]	Total
(thousands of dollars)
Investments measured at fair value
Common stock	181,442	—	—	181,442	194,064			194,064
Registered investment funds	157,935	—	—	157,935	133,956			133,956
	339,377	—	—	339,377	328,020	—	—	328,020
Investments measured at net asset value
Common collective trust funds				119,584				98,044
Stable value trust fund				33,932				36,770
				153,516				134,814
				492,893				462,834
1	Level 1 assets include assets with quoted prices in active markets for identical assets.
2	Level 2 assets include assets with significant observable inputs.
3	Level 3 assets include assets with significant unobservable inputs.

6. NAV PER SHARE
Net asset value referred to herein as NAV, of the trust units held by the Plan at year end, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The Plan’s investments for which fair values are estimated using NAV per share are summarized in the following table:

	Unfunded Commitment	Redemption Frequency	Other Restrictions	Redemption Notice Period	Fair Value[1]
December 31,					2017	2016
(thousands of dollars)
Common collective trust funds[2]
International Portfolio Fund (Blackrock)	None	Daily	None	1 day	315	326
Foreign large-blend portfolio (Blackrock)	None	Daily	None	1 day	416	222
U.S. Large Cap Blend Fund (Blackrock)	None	Daily	None	1 day	12,939	9,882
Fixed Income Index Fund (BlackRock)	None	Daily	None	1 day	2,226	2,370
LifePath Funds (BlackRock)	None	Daily	None	1 day	103,688	85,244
					119,584	98,044
Stable Value Trust Fund (T. Rowe Price)[3]	None	Daily	None	12-30 months	33,932	36,770
					153,516	134,814

1	The fair values of the investment have been estimated using the NAV practical expedient of the investment.

2	Represent pooled funds investing primarily in other collective investment funds.

3
Represents pooled funds invested in guaranteed investment contracts issued by insurance companies; investments contracts issued by banks; structured or synthetic investments contracts issued by banks, insurance companies, and other issuers; separate account contracts and other similar instruments that are intended to maintain a constant net asset value.

7. SUBSEQUENT EVENTS
In preparing the accompanying financial statements, Plan management has reviewed for inclusion in these financial statements and related notes all known events that have occurred after December 31, 2017 through June 27, 2018, which is the date these financial statements were issued. There were no subsequent events that will materially affect the financial statements.

ENBRIDGE EMPLOYEE SERVICES, INC.
EMPLOYEES' SAVINGS PLAN
EIN: 76-0697621 PN:001

FORM 5500, SCHEDULE H, LINE 4I -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

a.	b. Identity of issue, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, par or maturity value	d. Cost[2] December 31, 2017	e. Current Value December 31, 2017
	(thousands of dollars)
	Dodge & Cox Balanced Fund	Registered investment fund		36,072
	Dodge & Cox International Stock Fund	Registered investment fund		10,240
	PIMCO Total Return Institutional Fund	Registered investment fund		8,873
[1]	T. Rowe Price Blue Chip Growth Fund	Registered investment fund		24,034
[1]	T. Rowe Price Government Money	Registered investment fund		138
[1]	T. Rowe Price Mid-Cap Growth Fund	Registered investment fund		46,699
[1]	T. Rowe Price Small-Cap Stock Fund	Registered investment fund		12,715
	Vanguard Equity-Income Adm	Registered investment fund		19,164
	BlackRock LifePath Index 2020	Common collective trust fund		14,636
	BlackRock LifePath Index 2025	Common collective trust fund		16,726
	BlackRock LifePath Index 2030	Common collective trust fund		15,311
	BlackRock LifePath Index 2035	Common collective trust fund		13,076
	BlackRock LifePath Index 2040	Common collective trust fund		11,580
	BlackRock LifePath Index 2045	Common collective trust fund		13,055
	BlackRock LifePath Index 2050	Common collective trust fund		8,327
	BlackRock LifePath Index 2055	Common collective trust fund		4,982
	BlackRock Lifepath Index Retirement Fund	Common collective trust fund		5,995
	BlackRock MSCI ACWI	Common collective trust fund		416
	BlackRock Russell 3000® Index Fund	Common collective trust fund		12,939
	BlackRock Strategic Completion Non-Lendable Fund	Common collective trust fund		315
	BlackRock US Debt Index	Common collective trust fund		2,226
[1]	T. Rowe Price Stable Value Common	Common collective trust fund		33,932
[1]	Enbridge Inc. Stock	Common stock		181,442
	Total investments			492,893

[1]	Notes receivable from participants	Interest rates ranging from 4.25% to 5.25% maturing through 2023	—	8,562
	Total			501,455

1	Parties-in-Interest

2	Cost information is omitted because these investments are participant-directed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Enbridge Employee Services, Inc. Employees’ Savings Plan

Date: June 27, 2018

	By:	/s/ Allen C. Capps
Allen C. Capps
Member of the Enbridge Inc. Pension Committee